UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR

SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

1212 DEVELOPMENT CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10699

Nevada	81-3274636
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5348 Vegas Drive Suite 205 Las Vegas, Nevada (Address of principal executive offices)	89108 (Zip Code)

(702)-905-1212

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

 Part II.

1212 Development Corporation

FINANCIAL STATEMENTS

CONTENTS:

Report of Independent Registered Public Accounting Firm	3

Balance Sheet as of December 31, 2016 Balance Sheet as of September 30, 2017	4

Statement of Operations for the period from July 18, 2016 to December 31, 2016 Statement of Operations for the period from January 1, 2017 to September 30, 2017	5

Statements of Stockholder's Deficit for the period from July 18, 2016 to December 31, 2016 Statements of Stockholders Deficit for the period from January 1, 2017 to September 30, 2017	6

Statements of Cash Flows for the period from July 18, 2016 to December 31, 2016 Statements of Cash Flows for the period from January 1, 2017 to September 30, 2017	7

Notes to the Financial Statements	8

2

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of 1212 Development Corp.:

We have audited the accompanying balance sheets of 1212 Development Corp (“the Company”) as of December 31, 2016 and the related statements of operations, stockholder's equity, and cash flows for the period July 18, 2016 (inception) through December 31, 2016. We have also audited the accompanying balance sheets of 1212 Development Corp (“the Company”) as of September 30, 2017 and the related statements of operations, stockholder's equity, and cash flows for the period January 1, 2017 through September 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1212 Development Corp. as of December 31, 2016, and the result of its operations and its cash flow from the period July 18, 2016 (inception) through December 31, 2016 and the financial position of 1212 Development Corp. as of September 30, 2017 and the result of its operations and its cash flow from the period January 1, 2017 through September 30, 2017 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has limited operating history and has incurred losses since inception of $19,506.28 and has a working capital deficit of $9,506.28. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AJSH & Co LLP

New Delhi, India

November 14, 2017

3

1212 Development Corporation

Balance Sheet

As of December 31, 2016

ASSETS

1212 Development Corporation
Balance Sheet
As of December 31, 2016

ASSETS

Current assets:
Cash and cash equivalents	$3,868

Total Assets	$3,868

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

Trade and other payables	$5,000

Total current liabilities	$5,000

Stockholders' equity (deficit):
Preferred stock none authorized,
and none issued and outstanding)
Common stock (par $10.00, 1,000 shares
authorized, and 1,000 issued and
outstanding)	$10,000

Retained Earnings	($11,132)

Total stockholders' deficit	($1,132)

Total Liabilities and Stockholders' Deficit	$3,868

4

1212 Development Corporation

Balance Sheet

As of September 30, 2017

 ASSETS

1212 Development Corporation
Balance Sheet
As of September 30, 2017

ASSETS

Current assets:
Cash and cash equivalents	$199.72

Total Assets	$199.72

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

Note payable - related party	$9,706

Total current liabilities	$9,706

Stockholders' equity (deficit):
Preferred stock (par $0.0001, 20,000,000 shares
authorized, and none issued and outstanding)
Common stock (par $0.0001, 300,000,000 shares
authorized, and 100,000,000 issued and
outstanding)	$10,000

Retained Earnings	($19,506.28)

Total stockholders' deficit	($9,506.28)

Total Liabilities and Stockholders' Deficit	$199.72

The accompanying notes are an integral part of these financial statements.

5

1212 DEVELOPMENT CORP.

STATEMENT OF OPERATIONS

From July 18, 2016 to December 31, 2016

$

Revenue	—

Operating expenses:
General and Administrative	1,132
Professional Fees	10,000

Total operating expenses	11,132

Net Profit (loss)	(11,132)

Net loss per common share - basic and diluted:

Net loss per share attributable to common stockholders	(11.13)

Weighted-average number of common shares outstanding	10,000

6

1212 DEVELOPMENT CORP.

STATEMENT OF OPERATIONS

From January 1, 2017 to September 30, 2017

$

Revenue	—

Operating expenses:
General and Administrative	1,624.28
Professional Fees	6,750

Total operating expenses	8,374.28

Net Profit (loss)	(8,374.28)

Net loss per common share - basic and diluted:

Net loss per share attributable to common stockholders	(0.000084)

Weighted-average number of common shares outstanding	100,000,000

The accompanying notes are an integral part of these financial statements.

7

1212 DEVELOPMENT CORP.

STATEMENT OF STOCKHOLDER’S DEFICIT

	Common Stock		Net Income (Loss)	Retained Earnings	Total Stockholder’s Deficit
	Shares	Amount
		$	$	$	$
Beginning Balance, July 18, 2016(Inception)	—	—	—	—	—
Issuance of Common Stock $10.00 Par Value	1,000	10,000	—	—	10,000
Net Income (Loss)	—	—	(11,132)	—	(11,132)

Ending Balance, December 31, 2016	1,000	10,000	(11,132)	—	(1,132)

	Common Stock		Net Income (Loss)	Retained Earnings	Total Stockholder’s Deficit
	Shares	Amount
		$	$	$	$
Beginning Balance, January 1, 2017	1,000	10,000	—	—	10,000
Split of Common Stock $0.0001 Par Value	99,999,000	—	—	—	—
Net Income (Loss)	—	—	(8,374.28)	(11,132)	(19,506.28)

Ending Balance, September 30, 2017	100,000,000	10,000	(8,374.28)	(11,132)	(9,506.28)

The accompanying notes are an integral part of these financial statements.

8

1212 DEVELOPMENT CORP.

STATEMENT OF CASH FLOWS

	$ From July 18, 2016 (Inception) to December 31, 2016	$ From Jan. 1, 2017 to September 30, 2017

Cash Flows from Operating Activities

Net Profit (loss)	(11,132)	(8,374.28)
Changes in accounts payable	5,000	(5000)
Net cash used in operating activities	(6,132)	(13,374.28)

Cash Flows from Financing Activities
Proceeds from sale of common stock	10,000	0
Note Payable - Related Party	0	9,706
Net cash provided by financing activities	10,000	9,706

Net Increase In Cash	3,868	(3,668.28)

Cash or cash equivalent – Beginning	—	3,868
Cash or cash equivalent – Ending	3,868	199.72

The accompanying notes are an integral part of these financial statements.

9

1212 DEVELOPMENT CORP.

Notes to the Financial Statements

Note 1 – Organization and Description of Business

1212 Development Corp. (the Company) was incorporated under the laws of the State of Nevada on July 18, 2016. The Company is a real estate development company with a focus on high-end hotels and resorts.

The Company has elected December 31st as its year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at September 30, 2017 was $199.72.

	December 31, 2016	September 30, 2017
Cash	$0	$0
Cash Equivalents
Bank of Hawaii	$3,868	$199.72
Total	$3,868	$199.72

10

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.  No deferred tax assets or liabilities were recognized at September 30, 2017.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of September 30, 2017 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

11

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

 The Company had no stock-based compensation plans September 30, 2017.

The Company’s stock based compensation for the period from July 18, 2016 (Inception) through September 30, 2017 was $0.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at September 30, 2017.

Note 3 – Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically reoccurring operating loss, no revenues to fund operations, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

12

Note 4 – Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has incurred a net operating loss carryforward of $19,506.28 which begins expiring in 2035. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the Company’s deferred tax assets and liabilities as of September 30, 2017 after applying enacted corporate income tax rates of 34%, is a net operating loss carryforward of $6,632.14 with a full valuation allowance of $(6,632.14) which is a total deferred tax asset of $0 as of September 30, 2017.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forward may be limited as to use in future years.

Note 5 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of September 30, 2017.

Note 6 – Shareholder Equity.

Common Stock

The authorized common stock of the Company consists of 300,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, all with a par value of $0.0001. There were 100,000,000 shares of Common Stock and 0 shares of Preferred Stock issued as of February 23, 2016.

On February 23, 2017, the Company’s Board of Directors unanimously approved a 100,000 times forward stock split, as well as an increase in the authorized stock of the Company to 300,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. Prior to such actions, the authorized common stock of the Company consists of 1,000 shares with a par value of $10.00. There were 100,000,000 shares of common stock issued and outstanding as of September 30, 2017

13

On July 18, 2016, Bruce Sumner was issued 500 shares of restricted common stock with a par value of $10.00 for $5,000. Mr. Sumner serves as Chief Executive Officer and Director of the Company. Following the February 23, 2017 actions by the Board of Directors, Mr. Sumner now holds 50,000,000 shares of common stock.

On July 18, 2016, William Cory Foulk was issued 500 shares of restricted common stock with a par value of $10.00 for $5,000. Mr. Foulk serves as Vice President and Director of the Company. Following the February 23, 2017 actions by the Board of Directors, Mr.Foulk now holds 50,000,000 shares of common stock.

The Company does not have any potentially dilutive instruments as of September 30, 2017 and, thus, anti-dilution issues are not applicable.

Pertinent Rights and Privileges

Holders of shares of Common Stock are entitled to one vote for each share held to be used at all stockholders’ meetings and for all purposes including the election of directors. Common Stock does not have cumulative voting rights. Nor does it have preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock.

Note 7 – Subsequent Events

The Company has analyzed its operations subsequent to September 30, 2017 and has determined that it does not have any other material subsequent events to disclose in these financial statements.

14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1212 DEVELOPMENT CORPORATION

Date: April 28, 2018	By:	/s/ William C. Foulk
		Name:	William C. Foulk
		Title:	Director Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ William C. Foulk	Director	April 28, 2018
William C. Foulk	Treasurer

15